UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 7)*
Under the Securities Exchange Act of 1934
ENTASIS THERAPEUTICS HOLDINGS INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

293614 103
(CUSIP Number)

Pavel Raifeld Chief Executive Officer Innoviva, Inc. 1350 Old Bayshore Highway Suite 400 Burlingame, CA 877-202-1097
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04216R 102
1	NAME OF REPORTING PERSON Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,345,794(1)
	8	SHARED VOTING POWER 20,000,000(2)
	9	SOLE DISPOSITIVE POWER 37,345,794(1)
	10	SHARED DISPOSITIVE POWER 20,000,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,345,794
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.15%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by INVA on April 22, 2020, June 11, 2020, and September 1, 2020.

(2)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by ISO on May 3, 2021 and June 11, 2021.

(3)
Based on 47,637,629 shares of Common Stock outstanding as of November 1, 2021, as reported by the Issuer in its Form 10-Q filed on November 4, 2021 plus warrants to purchase 28,672,897 shares of Common Stock previously acquired by the Reporting Persons.

CUSIP NO. 04216R 102
1	NAME OF REPORTING PERSON Innoviva Strategic Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by ISO on May 3, 2021 and June 11, 2021.

(2)
Based on 47,637,629 shares of Common Stock outstanding as of November 1, 2021, as reported by the Issuer in its Form 10-Q filed on November 4, 2021 plus warrants to purchase 10,000,000 shares of Common Stock previously acquired by the Reporting Persons.

Explanatory Note
This Amendment No. 7 (the “Amendment No. 7”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2021 and previously amended, (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (“Common Stock”) of Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer. Innoviva, Inc. (“INVA”) and Innoviva Strategic Opportunities LLC (“ISO” and together with INVA, the “Reporting Persons”) are filing this amendment to reflect ISO’s purchase of a convertible promissory note (the “Convertible Note”) from the Issuer. Except as specifically amended and supplemented by this Amendment No. 7, the Schedule 13D remains in full force and effect.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 in Schedule 13D is hereby supplemented as follows:
The aggregate purchase price for the Convertible Note was $15,000,000 (the “Purchase Price”). The Convertible Note was acquired with funds provided from working capital of the Reporting Persons.
Item 4. Purpose of Transaction
Item 4 in Schedule 13D is hereby supplemented as follows:
On February 17, 2022, ISO entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Issuer issued and sold to ISO the Convertible Note. The Convertible Note is convertible at maturity at the election of the Issuer or ISO into shares of Common Stock at a conversion price of $1.48 per share of Common Stock and warrants to purchase an equal number of shares of Common Stock with an exercise price of $1.48 per share of Common Stock (the “Warrants”). The Convertible Note will also be convertible at the option of ISO if the Issuer engages in certain capital markets transactions, asset sales or royalty transactions. If the Issuer is acquired prior to the maturity date of the Convertible Note, the Convertible Note will be payable in cash at the time of such acquisition. The Convertible Note will mature on August 18, 2022 and bears interest at a rate of 0.59% per annum to, but excluding, the date of repayment or conversion of the Convertible Note. From and including the date of maturity, if not converted, the Convertible Note will bear interest at a rate of 10.00% per annum to, but excluding, the date of repayment or conversion of the Convertible Note.
The Convertible Note and the Warrants will have provisions that preclude conversion or exercise, respectively, if such conversion or exercise would result in the issuance of more than 19.99% of the Issuer’s currently outstanding Common Stock in the aggregate prior to obtaining stockholder approval. ISO currently holds approximately 60% of the Issuer’s outstanding Common Stock, and has agreed to vote its eligible shares in favor of the transaction.
The Purchase Agreement contains customary representations and warranties as well as certain operating covenants applicable to the Issuer until the closing.
The description of the Purchase Agreement, the Convertible Note and the form of Warrant, does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, the form of Convertible Note and the form of Warrant, copies of which are filed as Exhibits 10.1, 4.1 and 4.2, respectively, to the Form 8-K of the Issuer filed with the SEC on February 18, 2022 and each is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of Schedule 13D is supplemented as follows:
The information contained in Item 4 of Amendment No. 7 is hereby incorporated by reference into this Item 6.
As part of the transactions contemplated by the Purchase Agreement, ISO entered into a Registration Rights Agreement, dated as of February 18, 2022, with the Issuer (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer has agreed to prepare and file with the SEC, a registration statement with respect to the resale of the shares of Common Stock and the Warrants issuable upon conversion of the Convertible Note and the shares of Common Stock issuable upon exercise of the Warrants.
The description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 to the Form 8-K of the Issuer filed with the SEC on February 18, 2022 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 12 – Securities Purchase Agreement, dated as of February 17, 2022, by and between Entasis Therapeutics Holdings Inc. and Innoviva Strategic Opportunities LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Issuer filed with the SEC on February 18, 2021)

Exhibit 13 – Convertible Note, dated as of February 18, 2022 (incorporated by reference to Exhibit 4.1 to the Form 8-K of the Issuer filed with the SEC on February 18, 2021)

Exhibit 14 – Form of Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K of the Issuer filed with the SEC on February 18, 2021)

Exhibit 15 – Registration Rights Agreement, dated as of February 18, 2022, by and between Entasis Therapeutics Holdings Inc. and Innoviva Strategic Opportunities LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Issuer filed with the SEC on February 18, 2021)

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: February 18, 2022
INNOVIVA, INC.

By: /s/ Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer

INNOVIVA STRATEGIC OPPORTUNITIES LLC
By: Innoviva, Inc., its managing member

By: /s/ Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer